SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

and

Lap Shun (John) Hui

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Lap Shun (John) Hui

President and Chief Executive Officer

14726 Ramona Avenue, Suite 201

Chino, California 91710

Telephone: (909) 597-1683

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, 50th Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$42,306,450.70	$2,360.70

*	For purposes of calculating the filing fee only, the transaction value was calculated by multiplying $0.95, the per share tender offer price, by an aggregate of 44,533,106 shares of common stock of InFocus Corporation outstanding on a fully diluted basis, consisting of: (a) 40,669,516 common shares issued and outstanding and (b) 3,863,590 common shares subject to outstanding stock options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, is calculated by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $2,360.70	Filing Party:	IC Acquisition Corp., Image Holdings Corporation, Radisson Investment Limited and Lap Shun (John) Hui
Form or Registration No.: Schedule TO-T	Date Filed:	April 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 45665B106

1.	NAMES OF REPORTING PERSONS IC Acquisition Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 6,212,639 shares (1)
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares (as defined below) of InFocus Corporation (“InFocus”) and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by IC Acquisition Corp. pursuant to the Support Agreement described in Section 11 of Offer to Purchase (as defined below).

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer (as defined below).

CUSIP No. 45665B106

1.	NAMES OF REPORTING PERSONS Image Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 6,212,639 shares (1)
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Image Holdings Corporation pursuant to the Support Agreement described in Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

CUSIP No. 45665B106

1.	NAMES OF REPORTING PERSONS Radisson Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 6,212,639 shares (1)
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Radisson Investment Limited pursuant to the Support Agreement described in Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

CUSIP No. 45665B106

1.	NAMES OF REPORTING PERSONS Mr. Lap Shun (John) Hui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 6,212,639 shares (1)
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14.	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Mr. Hui pursuant to the Support Agreement described in Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 27, 2009 (as amended or supplemented, the “Schedule TO”) by Radisson Investment Limited, a Hong Kong corporation (“Radisson”), Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson, IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings, and Lap Shun (John) Hui, the sole shareholder of Radisson. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, at a price per Share of $0.95 net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

Item 11. Additional Information

Item 11 is hereby amended and supplemented to include the following:

On May 15, 2009, InFocus filed an amendment to the Schedule 14D-9 originally filed by InFocus with the Securities and Exchange Commission on April 27, 2009, stating the following:

“Throughout the period from April 23, 2009 through May 14, 2009, InFocus and its representatives engaged in discussions with the party that submitted an unsolicited Takeover Proposal on April 20, 2009 (the “Alternative Proposal”), including extensive negotiations concerning the terms and conditions of the Alternative Proposal and discussions concerning legal and business due diligence matters. However, the party submitting the Alternative Proposal has failed to submit a binding proposal for the acquisition of the Company. Additionally, the transaction contemplated by the Alternative Proposal would have been subject to the receipt of various foreign regulatory approvals, the availability and timing of which would have been subject to substantial uncertainties.

Accordingly, the InFocus Board has rejected and recommended against the Alternative Proposal, and InFocus has ceased discussions with the person submitting the Alternative Proposal. The InFocus Board hereby affirms its unanimous recommendation that the InFocus shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(9) below.

Exhibit No.	Document

* (a)(1)	Offer to Purchase, dated April 27, 2009.

* (a)(2)	Form of Letter of Transmittal.

* (a)(3)	Form of Notice of Guaranteed Delivery.

* (a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009)

* (a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

(a)(9)	Test of Press Release issued by InFocus Corporation on May 15, 2009 (incorporated by reference to Exhibit (a)(11) of Amendment No. 2 to the Schedule 14D-9 filed by InFocus on May 15, 2009).

* (b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

* (d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: May 15, 2009

RADISSON INVESTMENT LIMITED

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

IMAGE HOLDINGS CORPORATION

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

IC ACQUISITION CORP.

By:	/s/ Lap Shun (John) Hui
Name: Lap Shun (John) Hui
Title: President

/s/ Lap Shun (John) Hui
Lap Shun (John) Hui

INDEX OF EXHIBITS

Exhibit No.	Document

* (a)(1)	Offer to Purchase, dated April 27, 2009.

* (a)(2)	Form of Letter of Transmittal.

* (a)(3)	Form of Notice of Guaranteed Delivery.

* (a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009)

* (a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

(a)(9)	Test of Press Release issued by InFocus Corporation on May 15, 2009 (incorporated by reference to Exhibit (a)(11) of Amendment No. 2 to the Schedule 14D-9 filed by InFocus on May 15, 2009).

* (b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

* (b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

* (d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

* (d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously.